SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2003

THE ARISTOTLE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-14669	06-116854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 358-8000

(Former name or former address, if changed since last report)

Page 1 of 2 Pages

Item 12. Disclosure of Results of Operations and Financial Condition.

On November 3, 2003, The Aristotle Corporation issued a press release announcing financial results for the quarter ended September 30, 2003, a copy of which is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
          and Secretary

Date: November 3, 2003

EXHIBITS

Exhibit 99.1 Press release issued November 3, 2003.

Exhibit 99.1

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2003 Third Quarter Results

Stamford, CT, November 3, 2003 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the third quarter of 2003. For financial reporting purposes, the merger of Nasco International, Inc. into The Aristotle Corporation ("Aristotle") on June 17, 2002 was accounted for as a reverse merger. As a result, the historical financial information for the periods up to June 17, 2002 is that of Nasco, and for the periods after June 17, 2002 is that of Aristotle.

For the three months ended September 30, 2003, net revenue was $52.0 million versus $55.5 million in the third quarter of 2002. Gross profit margins in the third quarter improved to 37.3% from 34.8% in the same quarter of last year. Earnings before income taxes and extraordinary gain increased to $8.6 million from $7.8 million, and earnings before extraordinary gain increased to $5.2 million, compared to $4.8 million in the third quarter of 2002. Earnings before extraordinary gain applicable to common shareholders in the third quarter of 2003 was $3.1 million or $.18 per common share, compared to $2.6 million or $.15 per common share in the third quarter of 2002. The 2003 third quarter includes the accretion of $2.2 million of preferred dividends on the Series I and Series J preferred stocks issued on June 17, 2002, $2.6 million of expense related to the non-cash provision for Federal income taxes and $.1 million related to the non-cash provision for stock option expense. In the 2002 third quarter, $2.2 million in preferred dividends had accreted, the tax provision included $2.0 million of expense related to the non-cash provision for Federal income taxes, and $.1 million related to the non-cash provision for stock option expense.

For the nine months ended September 30, 2003, net revenue was $130.4 million versus $133.3 million in the first nine months of 2002. Gross profit margins improved to 37.5% from 35.2% in the prior year. Earnings before income taxes and extraordinary gain increased to $17.3 million from $14.9 million, and earnings before extraordinary gain increased to $10.5 million from $9.0 million in the same year-to-date period last year. Earnings before extraordinary gain applicable to common shareholders in the first nine months of 2003 was $4.1 million or $.24 per common share, compared to $6.5 million or $.41 per common share in the first nine months of 2002; an extraordinary gain in the 2002 period of $20.2 million ($1.27 per diluted common share) primarily resulted from the recognition through purchase accounting of $30.7 million of Federal tax benefits, partially offset by the elimination of Aristotle's pre-merger goodwill and long-term assets of $8.3 million. The 2003 nine-month period includes the accretion of $6.5 million of preferred dividends on the Series I and Series J preferred stocks issued on June 17, 2002, $5.0

million of expense related to the non-cash provision for Federal income taxes and $.4 million related to the non-cash provision for stock option expense. In the 2002 nine-month period, $2.5 million in preferred dividends had accreted, the tax provision included $2.3 million of expense related to the non-cash provision for Federal income taxes, and $.1 million related to the non-cash provision for stock option expense.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, noted, "While instability in state funding of K-12 education still negatively impacts the marketplace, largely beyond our control, your Company's management continues to achieve efficiencies through meticulous attention to controlling operating expenses, including catalog costs and labor costs, its two largest expense categories. Combined with improved gross profit margins, these efficiencies increased earnings before taxes and extraordinary gain by 10.7% (on 6.4% less revenue) in the 2003 third quarter compared to the same quarter last year." Mr. Lapin also stated, "Aristotle's previously announced new five-year, $45 million, non-amortizing credit facility fortifies your Company's ability to seek and evaluate appropriate opportunities to grow without sacrificing superior service to its customers and commitments to its employees and shareholders."

Dean T. Johnson, Aristotle's Chief Financial Officer, added, "Through the 2003 nine-month period that includes the third quarter (which is historically the most profitable fiscal quarter for Aristotle), your Company increased its cash flow from operations by 46% compared to the same period in 2002 by careful management of receivables, inventories and other working capital components. Further, year-to-date cash flows from operations of $12.1 million include $5.0 million related to the continued utilization of Federal net operating tax loss carryforwards."

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Simulaids, Triarco, Summit Learning, Hubbard Scientific, Scott Resources, Spectrum Educational Supplies, Haan Crafts and To-Sew. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators and items for the agricultural, senior care and food industries. Aristotle has approximately 800 employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 shareholders of record.

 Further information about Aristotle can be obtained on its website, at www.aristotlecorp.net.

<u>Safe Harbor under Private Securities Litigation Reform Act of 1995</u>

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired companies; (iv) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K.

_____

Reference is also made to the risk factors set forth in Aristotle's final prospectus dated May 15, 2002 which was filed in connection with the merger with Nasco International, Inc.

THE ARISTOTLE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2003	**2002**	**2003**	**2002**
Net sales	$	51,953	55,485	130,355	133,337
Cost of sales		32,592	36,203	81,529	86,468
Gross profit		19,361	19,282	48,826	46,869
Selling and administrative expense		10,319	11,063	30,437	30,580
Earnings from operations		9,042	8,219	18,389	16,289
Other expense (income):					
Interest expense		452	480	1,131	1,446
Other, net		(10)	(32)	(65)	(48)
		442	448	1,066	1,398
Earnings before income taxes and extraordinary gain		8,600	7,771	17,323	14,891
Income taxes:					
Current		821	1,000	1,800	3,511
Deferred		2,572	2,015	5,018	2,345
		3,393	3,015	6,818	5,856
Earnings before extraordinary gain		5,207	4,756	10,505	9,035
Extraordinary gain		-	-	-	20,237
Net earnings		5,207	4,756	10,505	29,272
Preferred dividends		2,150	2,191	6,450	2,498
Net earnings applicable to common shareholders	$	3,057	2,565	4,065	26,774
Basic earnings per common share:					
Earnings before extraordinary gain, applicable to common shareholders	$	0.18	0.15	0.24	0.41
Extraordinary gain		-	-	-	1.28
Net earnings applicable to common shareholders	$	0.18	0.15	0.24	1.69
Diluted earnings per common share:					
Earnings before extraordinary gain, applicable to common shareholders	$	0.18	0.15	0.24	0.41
Extraordinary gain		-	-	-	1.27
Net earnings applicable to common shareholders	$	0.18	0.15	0.24	1.68
Weighted average common shares outstanding:					
Basic		17,033,069	17,031,687	17,032,153	15,788,860
Diluted		17,206,851	17,139,708	17,164,339	15,915,255

THE ARISTOTLE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Assets		September 30, 2003	December 31, 2002
		(unaudited)	
Current assets:			
Cash and cash equivalents	$	7,058	11,299
Accounts receivable, net		22,109	12,452
Inventories		29,804	27,941
Prepaid expenses and other		5,777	7,766
Deferred income taxes		7,251	7,251
Total current assets		71,999	66,709
Property, plant and equipment, net		16,855	9,153
Goodwill		10,908	7,008
Deferred income taxes		16,743	21,761
Other assets		321	430
Total assets	$	116,826	105,061
Liabilities and Stockholders' Equity			
Current liabilities:			
Current installments of long-term debt	$	1,541	9,108
Trade accounts payable		8,889	5,522
Accrued expenses		4,148	3,979
Accrued dividends payable		-	2,150
Income taxes		680	1,005
Total current liabilities		15,258	21,764
Long-term debt, less current installments		41,356	27,579
Stockholders' equity:			
Preferred stock, Series I, convertible, voting, 11% cumulative, $6.00 stated value; $.01 par value; 2,400,000 shares authorized, 1,053,122 and 1,046,716 issued and outstanding at September 30, 2003 and December 31, 2002, respectively		6,319	6,280
Preferred stock, Series J, non-voting, 12% cumulative, $6.00 stated value; $.01 par value; 11,200,000 shares authorized, 10,984,971 shares issued and outstanding		65,760	65,760
Common stock, $.01 par value; 20,000,000 shares authorized, 17,046,854 and 17,031,687 shares issued and outstanding at September 30, 2003 and December 31, 2002, respectively		170	170
Additional paid-in capital		668	251
Accumulated deficit		(12,569)	(16,624)
Accumulated other comprehensive loss		(136)	(119)
Total stockholders' equity		60,212	55,718
Total liabilities and stockholders' equity	$	116,826	105,061